Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for April 2021

Santiago (Chile), May 13, 2021 - LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) today reported its preliminary monthly traffic statistics for April 2021 compared with the same period of 2020 and 2019, in a pre-pandemic context.

During April 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 18.6% in relation to the same period of 2019, based on an operation of 24.9% (measured in available seat-kilometers - ASK) compared to April 2019. As a result, the load factor decreased 21.1 percentage points to 62.2%.

With regard to the cargo operations, the load factor in April reached 71.0%, 15.1 percentage points higher than the same month of 2019.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

April 2021 Traffic Report

	April				April			Year to date				Year to date
	2021	2020	% Change		2019	% Change		2021	2020	% Change		2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	1,784	330	440.7%		9,584	-81.4%		10,730	29,093	-63.1%		41,563	-74.2%
DOMESTIC SSC (1)	622	75	732.0%		1,577	-60.5%		2,935	5,609	-47.7%		7,393	-60.3%
DOMESTIC BRAZIL (2)	808	130	521.3%		2,435	-66.8%		5,355	8,689	-38.4%		10,139	-47.2%
INTERNATIONAL (3)	354	125	182.9%		5,573	-93.6%		2,440	14,795	-83.5%		24,031	-89.8%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	2,869	661	334.3%		11,506	-75.1%		16,526	36,126	-54.3%		49,495	-66.6%
DOMESTIC SSC (1)	967	155	524.6%		1,997	-51.6%		4,202	7,081	-40.7%		8,908	-52.8%
DOMESTIC BRAZIL (2)	1,126	261	332.0%		2,986	-62.3%		7,459	10,814	-31.0%		12,369	-39.7%
INTERNATIONAL (3)	775	245	216.4%		6,524	-88.1%		4,865	18,231	-73.3%		28,219	-82.8%

PASSENGER LOAD FACTOR
SYSTEM	62.2%	50.0%	12.2	pp	83.3%	-21.1	pp	64.9%	80.5%	-15.6	pp	84.0%	-19.0	pp
DOMESTIC SSC (1)	64.3%	48.3%	16.0	pp	78.9%	-14.6	pp	69.9%	79.2%	-9.4	pp	83.0%	-13.1	pp
DOMESTIC BRAZIL (2)	71.8%	49.9%	21.9	pp	81.5%	-9.8	pp	71.8%	80.4%	-8.6	pp	82.0%	-10.2	pp
INTERNATIONAL (3)	45.7%	51.1%	-5.4	pp	85.4%	-39.7	pp	50.1%	81.2%	-31.0	pp	85.2%	-35.0	pp

PASSENGERS BOARDED (thousand)
SYSTEM	1,583	176	802.0%		5,565	-71.5%		8,926	17,829	-49.9%		23,738	-62.4%
DOMESTIC SSC (1)	823	64	1186.3%		1,918	-57.1%		3,819	6,468	-41.0%		8,451	-54.8%
DOMESTIC BRAZIL (2)	679	90	654.6%		2,331	-70.9%		4,507	7,903	-43.0%		9,514	-52.6%
INTERNATIONAL (3)	81	22	276.2%		1,316	-93.8%		601	3,459	-82.6%		5,773	-89.6%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	265	194	36.8%		285	-6.9%		996	1,026	-2.9%		1,184	-15.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	373	259	44.0%		509	-26.7%		1,492	1,846	-19.2%		2,112	-29.4%

CARGO LOAD FACTOR
SYSTEM	71.0%	74.8%	-3.7	pp	56.0%	15.1	pp	66.8%	55.6%	11.2	pp	56.0%	10.7	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is the leading airline group in Latin America, present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, as well as international operations within Latin America and to Europe, the United States and the Caribbean.

The Group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Airlines Group's shares are traded on the Santiago de Chile stock exchange and its ADRs are traded on the over-the-counter (OTC) markets in the United States.

For press inquiries, please write to comunicaciones.externas@latam.com. More financial information at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.